Neovasc Announces German Reimbursement Renewal and Commercial Progress

VANCOUVER and MINNEAPOLIS - via NewMediaWire -- Neovasc, Inc. (Neovasc or the Company) (NASDAQ, TSX: NVCN) today announced the German Institute for the Hospital Remuneration System ("InEK") has awarded the Neovasc Reducer™ ("Reducer"), a CE-Marked medical device for the treatment of refractory angina, NUB Status 1 designation yet again for 2022.  Additionally, the Company announced the 500th patient has been treated in Germany.

New examination and treatment methods (NUBs) are comprised of novel and innovative medicines, medical products and procedures that can be utilized by hospitals before reaching full reimbursement eligibility. The NUB process opens the path for negotiations between hospitals and health insurers for the reimbursement of new medical treatments in the German healthcare system. InEK is responsible for prioritizing new therapies in Germany through the NUB process.

Reducer has been granted Status 1 - the highest priority designation available. The NUB decision is valid for one year and can be renewed annually. For 2022, 256 German hospitals applied for the Reducer NUB, and they can now negotiate full reimbursement coverage for the Reducer therapy.

"Our team has been focused on securing broad reimbursement coverage for Reducer so more patients can benefit from the therapy," commented Fred Colen, Chief Executive Officer of Neovasc. "Obtaining NUB Status 1 for 2022 from the German reimbursement authorities is a vital component of our overall strategy. In the past several quarters, we have had significant reimbursement wins in Germany, France, the U.K., and the United States. These reimbursement expansions are a testament to the profound impact that the Reducer can have on patients."

500th patient treated with the Reducer in Germany

The Cardiology team at Helios-Kliniken, Schwerin, Germany recently completed the 500th implant of the Reducer in Germany. The procedure marks another meaningful step as the Company continues to expand adoption of the procedure. Prof. Alexander Staudt, Director of Cardiology, and Dr. Philipp Hammer performed the procedure.

"We are extremely grateful to be able to offer this treatment for our patients with chronic refractory angina," commented Prof. Staudt. "Prior to the availability of the Reducer, we struggled to treat these patients. Now, we have a reliable treatment option that offers them hope."

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. Reducer is investigational in the United States in the COSIRA-II clinical trial.  Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, affects millions of patients worldwide, who typically lead severely restricted lives because of their disabling symptoms. The Reducer is designed to alter blood flow within the myocardium of the heart and increase the perfusion of oxygenated blood to ischemic areas of the heart muscle, which may provide relief of angina symptoms.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Contacts

Investors:

Mike Cavanaugh

ICR Westwicke

Phone: +1.617.877.9641

Email: Mike.Cavanaugh@westwicke.com

Media:

Sean Leous

ICR Westwicke

Phone: +1.646.866.4012

Email: Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the Company's focus on securing broad reimbursement coverage for Reducer, the impact that the Reducer can have on patients, the growing incidence of refractory angina and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company considering its experience and its perception of historical trends, current conditions and expected future developments, market, and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance, or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.